Exhibit 99.1
MediWound Reports Second Quarter 2025 Financial Results and Provides Corporate Update

VALUE Phase III Trial of EscharEx® in Venous Leg Ulcers Continues to Enroll Patients

NexoBrid® Manufacturing Expansion on Track; Full Operational Capacity Expected by Year-End 2025

Additional Strategic Research Collaborations Established with Essity and Convatec

Second Quarter 2025 Revenue of $5.7 Million, Up 43% from Prior Quarter

Conference Call Today, August 14, 2025, at 8:30am Eastern Time

YAVNE, Israel, August 14, 2025 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the second quarter ended June 30, 2025, and provided a corporate update.

“We continue to execute across our clinical, commercial, and operational objectives,” said Ofer Gonen, Chief Executive Officer of MediWound. “The VALUE Phase III trial of EscharEx® is actively recruiting patients, and with the addition of Convatec and Essity to our clinical partnerships, we are now collaborating with all relevant leading global wound care companies. In the U.S., NexoBrid® is gaining commercial traction, and our manufacturing expansion remains on track to meet the anticipated growth in demand. The solid progress in the first half of 2025 reinforces our confidence in our long-term strategy and our commitment to value creation.

Second Quarter 2025 Highlights, Recent Developments, and Upcoming Milestones:

EscharEx®

•
Enrollment in the global VALUE Phase III study for the treatment of venous leg ulcers (VLUs) is ongoing. The trial aims to enroll 216 patients across 40 sites in the U.S. and Europe. Interim sample size assessment is planned for mid-2026, after 65% of patients complete treatment.

•
Established new collaborations with Essity and Convatec to support EscharEx trials. The VALUE Phase III VLU trial now includes JOBST®, a leading medical compression therapy brand, while the planned DFU trial will incorporate AQUACEL®, a market-leading wound dressing. These partnerships complement the existing ones with Solventum, Mölnlycke, Kerecis, and MIMEDX, reflecting strong industry recognition of EscharEx’s clinical value and potential.

•
Published a post-hoc analysis of new data from the EscharEx Phase II trial in Advances in Wound Care, a peer-reviewed journal, providing clinical evidence that wound bed preparation is a key predictor of healing in venous leg ulcers.

NexoBrid®

•
U.S. adoption continues to grow. Vericel, MediWound’s exclusive U.S. commercial partner, reported 52% year-over-year revenue growth for NexoBrid in the second quarter, supported by increases in both hospital unit orders and the number of ordering centers.

•
Commissioning of MediWound’s expanded manufacturing facility—engineered to increase NexoBrid production capacity six-fold—remains on track, with full operational readiness anticipated by year-end 2025. Regulatory review will determine commercial availability timelines.

•	As part of a BARDA-funded initiative, planning continues for future U.S.-based manufacturing to support global demand.

•
Received an additional $3.6 million in funding from the U.S. Department of Defense (DoD) to advance development of a room temperature-stable formulation of NexoBrid. The supplemental funding will support expanded CMC activities, enhancement of in-house manufacturing capabilities, and initial preparations for a clinical trial.

Second Quarter 2025 Financial Highlights

•	Revenue for the second quarter of 2025 increased to $5.7 million, compared to $5.1 million in the same period of 2024.

•
Gross profit totaled $1.3 million, or 23.5% of total revenue, compared to $0.4 million, or 8.8% of total revenue, in the prior-year period. The margin improvement reflects a more favorable revenue mix.

•	Research and development expenses were $3.5 million, compared to $1.9 million a year ago, driven by increased investment in the EscharEx VALUE Phase III trial and related clinical activities.

•	Selling, general and administrative expenses were $3.6 million, compared to $3.0 million in the second quarter of 2024, primarily due to higher share-based compensation expenses.

•	Operating loss was $5.7 million, compared to $4.5 million in the same period last year.

•
Net loss was $13.3 million, or $1.23 per share, compared to $6.3 million, or $0.68 per share, in the second quarter of 2024. The year-over-year increase was primarily driven by $6.6 million in non-cash financial expenses in the second quarter of 2025, related to the revaluation of warrants.

•	Non-GAAP Adjusted EBITDA loss was $4.5 million, compared to a loss of $3.4 million in the prior-year quarter.

Year-to-Date 2025 Financial Highlights

•
Revenue for the first half of 2025 was $9.7 million, compared to $10.0 million in the same period of 2024. The decrease primarily reflects lower BARDA-funded development services revenue as NexoBrid development nears completion.

•
Gross profit totaled $2.1 million, or 21.5% of total revenue, compared to $1.1 million, or 10.5% of total revenue, in the first half of 2024. The margin improvement reflects a more favorable revenue mix.

•
Research and development expenses were $6.4 million, compared to $3.4 million in the same period of 2024, reflecting increased investment in the EscharEx VALUE Phase III trial and related clinical activities.

•	Selling, general and administrative expenses were $6.6 million, compared to $5.9 million in the first half of 2024, primarily due to higher share-based compensation expenses.

•	Operating loss was $10.9 million, compared to $8.2 million in the same period of 2024.

•	Net loss was $14.0 million, or $1.30 per share, compared to $16.0 million, or $1.73 per share, in the first half of 2024.

•	Non-GAAP Adjusted EBITDA loss was $8.5 million, compared to a loss of $6.2 million in the same period of 2024.

Balance Sheet Highlights

As of June 30, 2025, MediWound had cash, cash equivalents, and short-term deposits of $32.9 million, compared to $43.6 million as of December 31, 2024. During the first half of 2025, the Company used $11.9 million to fund operations, including $2.3 million in capital expenditures primarily related to manufacturing scale-up. MediWound received $0.7 million in proceeds from the exercise of Series A warrants during the quarter, with an additional $1.8 million received after quarter-end.

Conference Call and Webcast

MediWound management will host a conference call for investors on Thursday, August 14, 2025, beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-844-676-8833 (in the U.S.), 1-80-921-2373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company focused on developing and commercializing enzymatic therapies for non-surgical tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the U.S., European Union, Japan, and other international markets. MediWound is also advancing EscharEx®, a late-stage investigational therapy for the debridement of chronic wounds. EscharEx has demonstrated clinical advantages over the leading enzymatic debridement product and targets a substantial global market opportunity.

For more information visit www.mediwound.com and follow us on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts: Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com	Media Contact: Ellie Hanson FINN Partners for MediWound ellie.hanson@finnpartners.com +1-929-588-2008

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	June 30,		December 31,
	2025	2024	2024
CURRENT ASSTS:
Cash and cash equivalents and short-term deposits	32,436	29,215	43,161
Trade and other receivable	6,800	4,888	6,310
Inventories	3,843	3,210	2,692
Total current assets	43,079	37,313	52,163

NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposits	490	691	439
Property, plant and equipment	15,724	12,308	14,132
Right of use assets	7,642	6,852	6,663
Intangible assets	66	132	99
Total non-current assets	23,922	19,983	21,333

Total assets	67,001	57,296	73,496

CURRENT LIABILITIES:
Current maturities of long-term liabilities	822	1,496	612
Warrants	18,992	14,902	17,092
Trade payables and accrued expenses	5,880	2,745	5,281
Other payables	3,377	3,468	3,556
Total current liabilities	29,071	22,611	26,541

NON- CURRENT LIABILITIES:
Grants received in advance	758	-	736
Liabilities in respect of IIA grants	8,504	8,009	8,149
Liabilities in respect of TEVA	-	1,962	-
Lease liabilities	8,070	6,355	6,513
Severance pay liability, net	479	490	404
Total non-current liabilities	17,811	16,816	15,802

Total liabilities	46,882	39,427	42,343
Shareholders' equity	20,119	17,869	31,153
Total liabilities and equity	67,001	57,296	73,496

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss
U.S. dollars in thousands (except of share and per share data)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
Total revenues	9,663	10,027	5,708	5,063	20,222
Cost of revenues	7,583	8,973	4,366	4,616	17,588
Gross profit	2,080	1,054	1,342	447	2,634

Research and development	6,377	3,368	3,491	1,898	8,878
Selling and marketing	2,749	2,403	1,462	1,224	4,936
General and administrative	3,891	3,501	2,105	1,809	8,202
Other expenses	4	-	-	-	18
Operating loss	(10,941)	(8,218)	(5,716)	(4,484)	(19,400)

Financing expenses, net	(3,060)	(7,794)	(7,564)	(1,823)	(10,763)
Taxes on income	(43)	(22)	(38)	2	(61)
Net loss	(14,044)	(16,034)	(13,318)	(6,305)	(30,224)

Foreign currency translation adjustments	(10)	10	(11)	2	7
Total comprehensive loss	(14,054)	(16,024)	(13,329)	(6,303)	(30,217)

Basic and diluted net loss per share	(1.30)	(1.73)	(1.23)	(0.68)	(3.03)
Number of shares used in calculating basic and diluted loss per share	10,816,990	9,256,862	10,835,251	9,279,370	9,959,723

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six months ended		Three months ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
Cash flows from operating activities:
Net loss	(14,044)	(16,034)	(13,318)	(6,305)	(30,224)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	752	725	394	357	1,483
Share-based compensation	1,706	1,270	862	758	3,138
Revaluation of warrants accounted at fair value	2,377	8,007	6,647	1,927	10,704
Revaluation of liabilities in respect of IIA grants	446	470	203	237	752
Revaluation of liabilities in respect of TEVA	-	206	-	99	770
Financing (income) expenses and exchange differences of lease liability	943	17	938	(11)	487
Increase (decrease) in severance pay liability, net	75	48	48	13	(30)
Other expenses	4	-	-	-	18
Financial income, net	(942)	(918)	(424)	(405)	(2,039)
Unrealized foreign currency loss (gain)	(21)	78	(6)	11	47
	5,340	9,903	8,662	2,986	15,330
Changes in asset and liability items:
Decrease (increase) in trade receivables	(217)	753	(1,671)	876	(1,141)
Decrease (increase) in inventories	(1,151)	(345)	(263)	103	187

Decrease (increase) in other receivables	(341)	(574)	37	(459)	120
Increase (decrease) in trade payables and accrued expenses	691	(1,900)	794	(530)	406

Increase in grants received in advance	-	-	-	-	1,181
Increase (decrease) in other payables	(144)	(34)	3	(294)	517
	(1,162)	(2,100)	(1,100)	(304)	1,270
Net cash used in operating activities	(9,866)	(8,231)	(5,756)	(3,623)	(13,624)

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six months ended		Three months ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
Cash flows from investing activities:
Purchase of property and equipment	(2,008)	(4,275)	(1,049)	(3,016)	(6,273)
Interest received	585	1,127	319	522	2,252
Proceeds from (investment in) short-term bank deposits, net	2,985	4,209	5,635	5,339	(4,376)
Net cash provided by (used in) investing activities	1,562	1,061	4,905	2,845	(8,397)

Cash flows from financing activities:
Repayment of leases liabilities	(537)	(458)	(289)	(214)	(928)
Proceeds from exercise of warrants and share options	838	610	838	111	1,210

Proceeds from issuance of shares	-	-	-	-	22,165
Repayment of IIA grants	(114)	(120)	-	-	(219)
Repayment of liabilities in respect of TEVA	-	(834)	-	-	(2,834)
Net cash provided by (used in) financing activities	187	(802)	549	(103)	19,394

Exchange rate differences on cash and cash equivalent balances	21	(104)	2	(15)	(84)
Decrease in cash and cash equivalents	(8,096)	(8,076)	(300)	(896)	(2,711)
Balance of cash and cash equivalents at the beginning of the period	9,155	11,866	1,359	4,686	11,866
Balance of cash and cash equivalents at the end of the period	1,059	3,790	1,059	3,790	9,155

MediWound Ltd.

Adjusted EBITDA
U.S. dollars in thousands

	Six months ended		Three months ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
Net loss	(14,044)	(16,034)	(13,318)	(6,305)	(30,224)
Adjustments:
Financing expenses, net	(3,060)	(7,794)	(7,564)	(1,823)	(10,763)
Other expenses, net	(4)	-	-	-	(18)
Taxes on income	(43)	(22)	(38)	2	(61)
Depreciation and amortization	(752)	(725)	(394)	(357)	(1,483)
Share-based compensation expenses	(1,706)	(1,270)	(862)	(758)	(3,138)
Total adjustments	(5,565)	(9,811)	(8,858)	(2,936)	(15,463)
Adjusted EBITDA	(8,479)	(6,223)	(4,460)	(3,369)	(14,761)